FORM U-3A-2



                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                        Statement by Holding Company
                    Claiming Exemption Under Rule U-3A-2
                   from Provisions of the Public Utility
                        Holding Company Act of 1935.

                   To be filed annually prior to March 1.



WPS RESOURCES CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

 1.  Name, state of organization, location and nature of business of claimant
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     and every subsidiary thereof, other than any exempt wholesale generator
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     (EWG) or foreign utility company in which claimant directly or
     --------------------------------------------------------------
     indirectly holds an interest.
     ----------------------------

     WPS Resources Corporation, ("WPSR"), is the claimant hereunder and was
     -------------------------
     incorporated on December 3, 1993 under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street, P. O. Box 19001, Green Bay, Wisconsin 54307-9001. WPSR was organized for the purpose of becoming the new parent holding company in a corporate restructuring. Effective September 1, 1994, WPSR, as the result of a share-for-share exchange of common stock with Wisconsin Public Service Corporation ("WPSC"), became the parent of WPSC. After the exchange, WPSR owned 100% of WPSC's common stock, consisting of 23,896,962 shares, with $4 per share par value. The directors of WPSR are in each case directors of WPSC. The majority of WPSR's officers are also officers of WPSC. The total consolidated assets of WPSR at December 31, 1998 were $1,510,387,000. WPSR is not a public utility.

     Subsidiaries of WPSR consist of the following:

     a.   Wisconsin Public Service Corporation ("WPSC") was incorporated on
          ------------------------------------
          July 17, 1883 under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street,
          P. O. Box 19001, Green Bay, Wisconsin 54307-9001. The directors of WPSC are also directors of WPSR. WPSR owns 100% of WPSC's capital stock, consisting of 23,896,962 shares of common stock, with a $4 per share par value. The total assets of WPSC at December 31, 1998 were $1,267,582,000, or 83.9% of WPSR's assets.
          WPSR's equity in net income for the year 1998 was $54,075,000. WPSC is an operating public utility company engaged chiefly in the production, transmission, distribution, and sale of electricity and in the purchase, distribution, and sale of gas. WPSC serves

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          approximately 381,000 electric customers and 224,000 gas customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. About 97% of operating revenues in the year 1998 were derived from Wisconsin customers, and 3% from Michigan customers.

          (1)  WPS Leasing, Inc. ("WPS Leasing") is a nonutility company
               -----------------
               and was incorporated on September 22, 1994 under the laws of the state of Wisconsin and has its principal office at the principal executive offices of WPSC. WPSC owns 100% of WPS Leasing's capital stock. The intended principal business of WPS Leasing is to participate in the financing of specific utility projects.

          (2)  Wisconsin Valley Improvement Company
               ------------------------------------
               ("Improvement Company"), of which WPSC owns 26.9% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wausau, Wisconsin. Improvement Company operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons, and charges water tolls to benefited power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). It generates no electric energy and renders no public utility services. Total assets of Improvement Company at December 31, 1998 were $751,000, or .06% of WPSC's assets. WPSC's equity in net income for Improvement Company for the year 1998 was $21,000, or .04% of WPSC's total net income. It is believed that Improvement Company is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared said Improvement Company not to be a subsidiary of WPSC.

          (3)  Wisconsin River Power Company ("River Company"), of which
               -----------------------------
               WPSC owns 33.1% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wisconsin Rapids, Wisconsin. River Company's business consists of the operation of two hydroelectric plants on the Wisconsin River, the output of which is sold in equal parts to three companies, including WPSC, which three companies own all outstanding stock of River Company in substantially equal parts. Total assets of River Company at December 31, 1998 were $5,807,000, or .46% of WPSC's assets. WPSC's equity in net income for River Company for

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               the year 1998 was $542,000, or 1.0% of WPSC's total net
               income. Further information concerning the nature of the business of River Company is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to River Company on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and
               its orders in Docket No. EL79-10.

     b.   WPS Energy Services, Inc. ("ESI"), is a nonutility company
          -------------------------
          incorporated on October 12, 1994 under the laws of the state of Wisconsin with its principal offices at 677 Baeten Road, Green Bay, WI 54304. WPSR owns 100% of ESI's capital stock. The intended principal business of ESI is to provide electric and gas marketing services, real-time energy management services, project management, and energy consulting services to wholesale and retail participants in the nonregulated energy market. ESI also holds a power marketers license from the Federal Energy Regulatory Commission.

     c.   WPS Power Development, Inc. ("PDI"), is a nonutility company
          ---------------------------
          incorporated on December 21, 1994 under the laws of the state of Wisconsin with its principal offices at 677 Baeten Road, Green Bay, WI 54304. WPSR owns 100% of PDI's capital stock. The intended principal business of PDI is to develop and purchase electric generation and related projects and to provide
          (i) project development, (ii) engineering and project management,
          (iii) operations and maintenance, and (iv) acquisition and investment analysis services to the nonregulated power generation industry.

          (1)  PDI Stoneman, Inc. ("PDI Stoneman") is a nonutility company
               ------------------
               incorporated on April 1, 1996 under the laws of the state of Wisconsin with its principal offices at the principal offices of PDI. PDI owns 100% of PDI Stoneman's capital stock. The intended principal business of PDI Stoneman is to own 66-2/3% of Mid-American Power LLC, an exempt wholesale generator who owns the E. J. Stoneman Generating Station.

          (2)  PDI Operations, Inc. ("PDI Operations") (formerly known as
               --------------------
               PDI Stoneman Operations, Inc.) is a nonutility company incorporated on May 30, 1996 under the laws of the state of Wisconsin with its principal offices at the principal offices of PDI. PDI owns 100% of PDI Operations's capital stock. The intended principal business of PDI Operations is to provide operation, maintenance, and technical services for the E. J. Stoneman Generating Station and other operating assets of PDI or PDI subsidiaries.

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          (3)  Mid-American Power Ventures, LLC ("Power Ventures") is a
               --------------------------------
               nonutility company incorporated on August 21, 1996 under the laws of the state of Wisconsin with its principal offices at the principal offices of PDI. PDI owns 75% of Power Ventures. The intended principal business of Power Ventures is to develop power production facilities with other partners and eventually establish a fund to invest in power production facilities.

          (4)  Neulite Industries of Wisconsin, LLC ("Neulite") is a
               ------------------------------------
               nonutility company incorporated on September 25, 1996 under the laws of the state of Wisconsin with its principal offices at the principal offices of PDI. PDI owns 50% of Neulite. The intended principal business of Neulite is to own, construct, and operate lightweight aggregate production facilities.

          (5)  Renewable Fibers International, LLC ("RFI") is a nonutility
               -----------------------------------
               company incorporated on January 16, 1998 under the laws of the state of Wisconsin with its principal offices at 125 South Jefferson Street, Suite 201, Green Bay, Wisconsin 54301. PDI owns 33-1/3% of RFI. The intended principal business of RFI is to develop and carry on business activities related to the continuous fiber liberation of wood chips.

          (6)  Wisconsin Woodgas LLC ("Woodgas") is a nonutility company
               ---------------------
               incorporated on January 27, 1998 under the laws of the state of Wisconsin with its principal offices at the principal offices of PDI. PDI owns 100% of Woodgas' capital stock. The intended principal business of Woodgas is to own and operate a gasification facility that converts biomass feedstock into biomass gas for sale to Wisconsin Energy Operations LLC.

          (7)  Wisconsin Energy Operations LLC ("Energy Operations") is a
               -------------------------------
               nonutility company incorporated on January 27, 1998 under the laws of the state of Wisconsin with its principal offices located in Bangor, Wisconsin. PDI owns 49% of Energy Operations. The intended principal business of Energy Operations is to own and operate a steam generation facility that generates process steam for sale to Webster Industries Incorporated.

          (8)  ECO Coal Pelletization #12, LLC ("ECO #12") is a nonutility
               -------------------------------
               company incorporated on June 15, 1998 under the laws of the state of Wisconsin with its principal offices at the principal offices of PDI. PDI owns 66-2/3% of ECO #12. The intended principal business of ECO #12 is to own and operate

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               a facility that combines coal fines and a binder material to create coal briquettes.

          (9)  PDI Canada, Inc. ("PDI Canada") is currently a nonutility
               ----------------
               company incorporated on December 14, 1998 under the laws of the state of Wisconsin with its principal offices at the principal offices of PDI. PDI owns 100% of PDI Canada's capital stock. The intended principal business of PDI Canada will be to own certain electric generation and transmission assets, to be acquired from Maine Public Service Company, which are located in New Brunswick, Canada. However, PDI Canada currently does not own any electric generation or transmission assets. PDI Canada will be filing for exempt wholesale generator status in connection with the acquisition of the above assets.

          (10) PDI New England, Inc. ("PDI New England") is currently a
               ---------------------
               nonutility company incorporated on December 14, 1998 under the laws of the state of Wisconsin with its principal offices at the principal offices of PDI. PDI owns 100% of PDI New England's capital stock. The intended principal business of PDI New England will be to own certain electric generation and transmission assets, to be acquired from Maine Public Service Company, which are located in the state of Maine. However, PDI New England currently does not own any electric generation or transmission assets.
               PDI New England will be filing for exempt wholesale generator status in connection with the acquisition of the above assets.

     d.   WPS Visions, Inc., ("Visions") is a nonutility company
          -----------------
          incorporated on July 12, 1996 under the laws of the state of Wisconsin with its principal offices at the principal executive offices of WPSR. WPSR owns 100% of Visions' capital stock. The intended principal business of Visions is to participate in energy and energy-related nonutility ventures.

     e.   Upper Peninsula Power Company ("UPPCO") was incorporated in 1947
          -----------------------------
          under the laws of the state of Michigan with its principal offices at 600 Lakeshore Drive, Houghton, Michigan 49931. WPSR owns 100% of UPPCO's capital stock, consisting of 1,473,736 shares of common stock, with a $0 per share par value. The total assets of UPPCO at December 31, 1998 were $127,349,000, or 8.4% of WPSR's assets. WPSR's equity in net income for the year 1998 was $3,516,000. The directors of UPPCO are all officers or directors of WPSR. UPPCO is engaged in the generation, purchase, transmission, distribution, and sale of electric energy in the Upper Peninsula of Michigan in the Counties of Alger, Baraga, Delta, Houghton, Iron, Keweenaw, Marquette, Menominee, Ontonagon, and Schoolcraft.

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          All of UPPCO's operating revenue is derived from Michigan
          customers.

     f.   Upper Peninsula Building Development Company ("UPBDC") is a
          --------------------------------------------
          nonutility company incorporated on January 18, 1989 under the laws of the state of Michigan with its principal offices at the principal offices of UPPCO. WPSR owns 100% of the capital stock of UPBDC. UPBDC owns the building leased to UPPCO for its corporate headquarters.

     g.   Penvest, Inc. is a nonutility company incorporated on October 20,
          -------------
          1995 under the laws of the state of Michigan with its principal offices at the principal offices of UPPCO. WPSR owns 100% of the capital stock of Penvest. Penvest has nonutility investments in communications and real estate.

     h.   WPSR Capital Trust I ("Trust") is a statutory business trust
          --------------------
          created on June 9, 1998 under the laws of the state of Delaware with its principal offices at the principal offices of WPSR. WPSR owns 100% of the common securities of the Trust. The Trust's purpose is to issue securities representing undivided beneficial interests in the assets of the Trust and investing the proceeds thereof in subordinated debentures issued by WPSR. The sole asset of the Trust is $51,500,000 of WPSR subordinated debentures due in 2038.

 2.  A brief description of the properties of claimant and each of its
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     subsidiary public utility companies used for the generation,
     ------------------------------------------------------------
     transmission, and distribution of electric energy for sale, or for the
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     production, transmission, and distribution of natural or manufactured
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     gas, indicating the location of principal generating plants,
     ------------------------------------------------------------
     transmission lines, producing fields, gas manufacturing plants, and
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     electric and gas distribution facilities, including all such properties
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     which are outside the state in which claimant and its subsidiaries are
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     organized and all transmission or pipelines which deliver or receive
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     electric energy or gas at the borders of such state.
     ----------------------------------------------------

     Statistics set forth in the answer to this item are as of December 31, 1998.

     WPS Resources Corporation owns all the stock of WPSC, UPPCO, ESI, PDI,
     -------------------------
     Visions, UPBDC, and Penvest. In addition to this stock ownership, WPSR owns a small amount of equipment and software and has a number of small investments in miscellaneous ventures.

     Wisconsin Public Service Corporation owns and operates electric
     ------------------------------------
     properties comprising an integrated system of production, transmission, and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and south of Wausau, Wisconsin) with a total rated capacity of 875,200 kilowatts

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     ("kw"); a 41.2% share of the Kewaunee Nuclear Power Plant at Kewaunee,
     Wisconsin, which WPSC operates and owns jointly with Wisconsin Power and Light Company and Madison Gas and Electric Company, with a rated capacity of 494,000 kw (WPSC's share is 203,500 kw); a 31.8% share of the Columbia Energy Center at Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,052,000 kw (WPSC's share is 334,400 kw); a 31.8% share of the Edgewater Steam Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 348,000 kw (WPSC's share is 110,700 kw); combustion turbines of 49,000 kw and 19,300 kw, respectively, south of Wausau, Wisconsin; two combustion turbines of 40,700 kw and 40,200 kw and a 68% share in a combustion turbine of 80,200 kw (WPSC's share is 54,536 kw) owned jointly with Marshfield Electric and Water Department and operated by WPSC, all located near Marinette, Wisconsin; 15 hydroelectric plants (14 in Wisconsin and 1 on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 53,400 kw; a 4,000 kw diesel plant at Eagle River, Wisconsin; and a 3,600 kw diesel plant at Ashwaubenon, Wisconsin.

     WPSC's transmission and distribution facilities include 56 transmission substations, 111 distribution substations, and approximately 21,105 route miles of transmission and distribution lines. WPSC is interconnected with Wisconsin River Power Company, has
     15 interconnections in Wisconsin for purposes of power pooling (Wisconsin Power and Light Company and Madison Gas and Electric Company), and 25 interconnections (23 in Wisconsin and 2 in Michigan) with nonaffiliated neighboring utilities, principally for the purpose of sharing reserve capacity and for emergencies. WPSC also has 14 interconnections to serve 4 neighboring municipal utilities.

     Gas facilities include approximately 4,774 miles of main, 69 gate and city regulator stations, and 207,598 services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from WPSC's gas lines in the adjacent city of Marinette, Wisconsin.

     All of WPSC's electric and gas facilities are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

     Upper Peninsula Power Company has all of its properties located in
     -----------------------------
     Michigan. There are no transmission facilities which receive or deliver energy at the borders. The transmission and distribution system is comprised of approximately 3,559 circuit miles. Transmission and subtransmission networks are operated at 138, 69, 33, and 12 kilovolts,

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                                    - 8 -


     consisting of approximately 374, 371, 48, and 13 circuit miles, respectively. The remaining 2,753 miles are operated at distribution voltages ranging between 120 and 15,000 volts.

     UPPCO owns a 17,700 kw coal/gas generating station in Baraga County, a 27,500 kw oil-fired gas turbine in Houghton County and another 27,500 kw oil-fired gas turbine in Delta County. It owns 9 hydroelectric plants in Michigan with aggregate rated capacity of 37,890 kw. UPPCO owns numerous miscellaneous properties in various parts of its territory which are used for office, service, and other purposes. The most important of these are the Service Centers in Ishpeming, Houghton, Ontonagon, Iron River, Escanaba, and Munising. UPPCO also leases small parcels of land for substations and miscellaneous temporary uses.

 3.  The following information for the last calendar year with respect to
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     claimant and each of its subsidiary public utility companies:  (The
     ------------------------------------------------------------
     information required by Item 3 of this Form U-3A-2 is shown in Exhibit D hereto.)

 4.  The following information for the reporting period with respect to
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     claimant and each interest it holds directly or indirectly in an EWG or
     -----------------------------------------------------------------------
     a foreign utility company, stating monetary amounts in United States
     --------------------------------------------------------------------
     dollars.
     -------

     a.   Mid-American Power, LLC ("MAP") is an exempt wholesale generator
          -----------------------
          incorporated on January 12, 1995 under the laws of the state of Wisconsin with its principal offices at the principal offices of PDI. PDI Stoneman owns 66-2/3% of MAP. The intended principal business of MAP is to be the owner of the E. J. Stoneman Generating Station. Notice of the Federal Energy Regulatory Commission's finding that MAP is an exempt wholesale generator was received on July 3, 1996.

     b. PDI Stoneman owns 66-2/3% of MAP. The other 33-1/3% is not owned by any WPSR system company.

     c. WPSR, through PDI Stoneman, has $1,885,350 of capital invested in MAP. WPSR does not have any direct or indirect guarantee of the security of MAP and there is no debt or other financial obligation for which there is recourse to WPSR or any WPSR system company other than MAP.

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                                    - 9 -


     d. Capitalization and earnings of MAP for the year ended December 31, 1998 are as follows:

               Capitalization:

                    Common Stock             $ 1,704,000
                    Retained Earnings         (4,798,274)
                    Long-Term Debt            10,943,234
                                              ----------
                                             $ 7,848,960

     e. The service, sales, or construction contracts between MAP and any WPSR system company are as follows:

            -- Energy marketing contract with ESI under which ESI markets energy and capacity of the E.J. Stoneman plant for MAP. ESI's revenues under this contract for the year ending December 31, 1998 were $154,000.

            -- Management Agreement with PDI under which PDI provides
               management services for MAP. PDI's revenues under this contract for the year ending December 31, 1998 were $43,000.

            -- Operations and Maintenance Agreement with PDI Operations,
               Inc. under which PDI Operations provides operations and maintenance services for MAP. PDI Operations' revenues under this contract for the year ending December 31, 1998 were $869,000.

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                                    - 10 -


                             LIST OF EXHIBITS

Exhibit A-1    Balance Sheet at December 31, 1998, of WPS Resources
               Corporation and subsidiaries.

Exhibit A-2    Income Statement and Statement of Retained Earnings of
               WPS Resources Corporation and subsidiaries for the year ending
               December 31, 1998.

Exhibit A-3    Balance Sheet at December 31, 1998, and Statements of Income
               and Surplus Accounts of Wisconsin River Power Company for the year ended December 31, 1998, filed by reference to Exhibit A, of Form U-3A-2 being filed by Consolidated Papers, Inc. in File
               No. 69-53.  (The financial statements of Wisconsin River Power
               Company are not customarily consolidated with those of any other company.)

Exhibit B      Financial Data Schedule

Exhibit C      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Exhibit D      Statement showing sales for the calendar year 1998 of electric energy and gas by Wisconsin Public Service Corporation, Upper Peninsula Power Company, and Wisconsin River Power
               Company.

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                                    - 11 -


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 26th day of February, 1999.





                              WPS RESOURCES CORPORATION





                               /s/ D. P. Bittner
                               -----------------------------------------
                                   D. P. Bittner
                                   Vice President and
                                   Chief Financial Officer







(CORPORATE SEAL)







Attest:  /s/ F. J. Kicsar
         ------------------------------------
             F. J. Kicsar
             Secretary

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                                    - 12 -



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                              F. J. Kicsar, Secretary
                             WPS Resources Corporation
                      700 North Adams Street, P. O. Box 19001
                             Green Bay, WI  54307-9001

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